

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2015

Via E-Mail
Mr. Tim G. Guttman
Chief Financial Officer
AmerisourceBergen Corporation
1300 Morris Drive
Chesterbrook, PA 19087-5594

> **Re: AmerisourceBergen Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2014**
> **Filed November 25, 2014**
> **Response dated March 9, 2015**
> **File No. 001- 16671**

Dear Mr. Guttman:

We have reviewed your response letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations, page 24

Year ended September 30, 2014 compared with Year ended September 30, 2013, page 24

Gross Profit, page 25

1.   We note in your response to comment two of our letter dated February 24, 2015 that you believe the effect of changes in the allowance for sales returns is immaterial to gross profit. Please quantify for us the effect of the fiscal 2014 and first quarter 2015

Tim G. Guttman
AmerisourceBergen Corporation
March 17, 2015
Page 2

changes that are included in your gross profit, and further explain to us why you
believe these are immaterial to gross profit and do not require separate disclosure to
quantify the effects. Alternatively, confirm that you will include such disclosure in
future filings, to the extent the effects are significant, and provide us with your draft
disclosure based on the effect of the fiscal 2014 and first quarter 2015 changes.

You may contact Joanna Lam at (202) 551-3476 or John Archfield at (202) 551- 3315 if
you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining